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Exhibit 99(b)(1)

[Comerica Bank Letterhead]

December 22, 2004

Mr. Patrick Dirk, CEO
Troy Group, Inc.
2331 South Pullman Street
Santa Ana, CA 92705

Dear Mr. Dirk:

We are pleased to inform you that Comerica Bank ("Comerica" and/or "Bank") has agreed to make a Commitment to fund the following facility to Troy Group, Inc. ("Company" and/or "Borrower"). Comerica's commitment to fund the facility is subject to each of the terms and conditions listed below.

LOAN REQUEST

Borrower:	Troy Group, Inc.
Amount:	$5,000,000 revolving line of credit ("RLOC").
Purpose:	Working capital and assist with the acquisition of public shares outstanding.
Pricing:
Floating rate option: Base Rate plus zero
and/or
Fixed rate option: LIBOR plus 2.75% (*Minimum advances of $500,000 with contracts of 30, 60, 90, 120, 180 or 360 days. 30-day LIBOR at 12/20/04 was 2.41%, which would yield a rate of 5.16%.)
Fee:	Restructure fee of ($55,000)
Expiration:	Demand (reviewed annually)

Terms:	Interest only monthly
Formula:	80% advance against eligible accounts receivable 25% advance on raw materials and finished goods inventory; advances against inventory are capped at $2,000,000. 90% FSV of machinery and equipment.
Security:	UCC-1 broadform filing on all company assets (including intellectual property) filed in the states of California and West Virginia.
Support:	Personal unsecured and unlimited guarantee of Patrick J. Dirk and the Dirk Family Trust dated 3/6/90. All facilities to be cross-defaulted and cross collateralized.
Governing Law:	State of California.
Financial Reporting:
(1)	As a Public company: Annual 10-K and quarterly 10-Q due within 15 days of filing.
(2)	As a Private company: Annual unqualified CPA-audited financial statements within 90 days of FYE and quarterly company prepared financial statements within 45 days of quarter end.
(3)	Monthly accounts receivable agings, accounts payable agings, and borrowing Base Certificate within 20 days of month end.
(4)	Annual audits of inventory and accounts receivable to be conducted by Bank (at Borrowers expense). Physical inventory audit to be performed in 2005.
Financial Covenants (to be measured quarterly, but required at all times):
(1)
Borrower to maintain a minimum Effective Tangible Net Worth of $21,000,000. If the 2,280,000 of dissenting shares are purchased, the covenant immediately steps-down to $11,000,000 for the proceeding 12-months and then increases to $12,000,000.
(2)	Borrower to maintain a Total Debt to Effective Tangible Net Worth Ratio not to exceed 1.50:1.00
(3)
Borrower to maintain a minimum quick ratio of 1.50:1.00. If the 2,280,000 of dissenting shares are purchased, the covenant immediately steps-down to 0.50:1.00 for the proceeding 12-months and then increases to 1.00:1.00.

Other covenants and conditions:
(1)	Borrower to maintain its primary depository relationship with Comerica Bank.
(2)	Bank to hold perfected priority security interest in all of Borrowers assets.
(3)	No other indebtedness, acquisitions, investments, loans, advances, liens or encumbrances without Bank's prior written consent.
(4)	Borrower must be in compliance with all financial and non-financial covenants at all times, including before and after any advance under the RLOC.
(5)	Company to purchase capital expenditures up to $875,000 in Fiscal 2005 using its own cash balances and not the RLOC.
(6)	Borrower shall not advance on the RLOC until cash balances of the Company are less than $2,500,000.
Conditions Precedent to Lending:
Bank's obligation to make loans under the credit facility outlined above shall also be subject to the satisfactory fulfillment of each of the following conditions:
(1)
The execution and delivery, in form and substance acceptable to Bank and its counsel, of Bank's customary loan agreement and such other documents, instruments and agreements as may be required by Bank and its counsel, in each case in form and substance satisfactory to, and containing, among other things, customary terms and conditions, representations, warranties, and covenants as deemed appropriate by Bank and its counsel in their sole discretion.
(2)	No material adverse change in the business, operations, profits, or in the condition of its assets or the collateral.
(3)
The Borrower shall be responsible for the Bank's actual out-of-pocket expenses, capped at $10,000, incurred in processing this loan application including, but not limited to: appraisals, legal (including reimbursement of in-house counsel), and other miscellaneous costs, as necessary, whether or not the loan is finally approved or funded.

Confidentiality:

This letter is provided solely for you information and is delivered to you with the understanding that neither it nor its substance shall be disclosed to any third person, except those who are in confidential relationship with you, or where the same is required by law, or as approved by Bank. This letter is provided to you solely to evidence Bank's commitment to extend financing to you subject to the forgoing terms and conditions, and, without our prior written consent, this letter may not be relied upon by you for any other purposes or by any other person for any purpose.

This commitment letter is intended only to outline the basic terms of the financing arrangement; loan documentation for the subject credit facilities will include Banks customary terms and conditions, representations, warranties, and covenants as deemed appropriate by Bank and its counsel in their sole discretion. This letter is issued in reliance upon the accuracy and completeness of all information furnished by or for the Borrower. The terms of this letter may not be waived, supplemented or modified except as specifically agreed by the parties in writing.

We appreciate the long relationship we have enjoyed with Troy Group, Inc., and are pleased to be able to offer this letter of commitment to you. If the terms and conditions set forth above are acceptable, please indicate your acceptance by executing the enclosed copy of this letter and returning it to us prior to December 31, 2004, at which time the commitment will expire if not accepted prior to that date. Of course, if you should have any further questions regarding the above proposal, I can be reached at (714) 424-3807.

Sincerely,

/s/  TOBIAS HALBMAIER

Tobias P. Halbmaier
VP—Western Division

The forgoing is agreed to and accepted this 22 day of December, 2004.

Troy Group, Inc.,
Delaware Corporation.

By:	/s/ PATRICK DIRK Patrick Dirk, CEO

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  Exhibit 99(b)(1)